Via Facsimile and U.S. Mail
Mail Stop 6010

October 12, 2006

Mr. Kim D. Blickenstaff
Chairman of the Board and Chief Executive Officer
Biosite Incorporated
9975 Summers Ridge Road
San Diego, California 92121

Re: Biosite Incorporated
**   Form 10-K for Fiscal Year Ended December 31, 2005**
**   Form 10-Q for the Three Months Ended March 31, 2006**
**   File No. 000-21873**

Dear Mr. Blickenstaff:

        We have completed our review of your Form 10-K and 10-Q and have no further
comments at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief